Exhibit 99.1

 **Constellation Brands** PRESS *release*

Constellation Brands Announces Full Redemption of 3.875% Senior Notes Due 2019

VICTOR, N.Y., July 29, 2019 – Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it has given notice for full redemption prior to maturity of all of its outstanding 3.875% Senior Notes due 2019 (CUSIP Number: 21036PAM0) (the "notes") to be effected on August 28, 2019 (the "redemption date"). As of July 29, 2019, there were $400.0 million in aggregate principal amount of the notes outstanding.

The redemption price for the notes, payable in cash, will be calculated pursuant to the formula set forth in the supplemental indenture relating to the notes, and will include a make-whole premium of approximately $1.1 million.

About Constellation Brands
Constellation Brands is an international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy, and Canada. Constellation is the third-largest beer company in the U.S. and a leading, higher-end wine company in the U.S. market. Constellation's brand portfolio includes Corona Extra, Corona Light, Corona Premier, Corona Familiar, Modelo Especial, Modelo Negra, Pacifico, Robert Mondavi, Kim Crawford, Meiomi, Mount Veeder, Ruffino, SIMI, The Prisoner, SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements which are not historical facts and relate to future plans, events or performance are forward-looking statements that are based upon management's current expectations and are subject to risks and uncertainties. Detailed information regarding risk factors with respect to the company are included in the company's filings with the SEC.

MEDIA CONTACTS
Mike McGrew   773-251-4934   michael.mcgrew@cbrands.com
Amy Martin   585-678-7141   amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub   585-678-7483   patty.yahn-urlaub@cbrands.com
Bob Czudak   585-678-7170   bob.czudak@cbrands.com
Tom Conaway   585-678-7503   thomas.conaway@cbrands.com